ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 1, 2009

SUPPL

RECEIVED
2009 JUN -8 P 12:45

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

09046585

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
1 June 2009 (ASX: Announcement and Media Release – Senegal CSEM Data Acquisition Phase completed)

dlw 7/20

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 June 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

SENEGAL CSEM DATA ACQUISITION PHASE COMPLETED

First Australian Resources (FAR) is pleased to announce the completion of the Data Acquisition phase of the CSEM Data Acquisition and Geophysical Evaluation Programme over part of its Licence Area comprising Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa; where a number of drilling prospects have already been identified by FAR and its partner Petrosen.

The CSEM data acquisition was funded by Shell and conducted using the MV Boa Thalassa, the world's first purpose built EM survey vessel, launched in December 2008 and chartered by EMGS under a long-term contract.



The objective of the programme is designed to enable Shell to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. Shell has 90 days from the completion of the Data Acquisition phase to decide whether to exercise the Option.

FAR has been advised by Shell that the Data Acquisition phase was completed on 28 May 2009.

For further details of the Shell agreement see ASX release dated 25 March 2009.

***For information on FAR's drilling activities visit our website at** www.far.com.au*

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au